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                                                                 EXHIBIT 99.01


FOURTH, FIFTH AND SIXTH PARAGRAPHS UNDER THE CAPTION "LEGAL PROCEEDINGS" ON PAGE 12 OF THE ANNUAL REPORT ON FORM 10-K OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2000 (FILE NO. 1-11616)


Later in February 2000, three stockholders' derivative complaints, captioned "Alan Kahn v. Citigroup Inc.", "Kenneth Steiner v. Citigroup Inc.", and "Katherine F. Petty v. Citigroup Inc.", were filed in Delaware Chancery Court against the Company and its directors (as well as Citigroup and certain subsidiaries).

The complaints allege, among other things, that defendants breached their fiduciary duties by engaging in a series of self-dealing transactions that are unfair to the Company and a waste of corporate assets. Plaintiffs assert that Citigroup will continue to self-deal to benefit itself and further depress the price of the Company's outstanding public stock so that it can acquire the stock at a depressed price in the future.

Each complaint seeks various forms of relief, including unspecified monetary damages, rescission of certain contracts and transactions, and declaratory and injunctive relief prohibiting Citigroup and its subsidiaries from engaging in further self-dealing with the Company and requiring Citigroup and its subsidiaries to conduct all future business with independent directors and officers of the Company. In April 2000, the Delaware Chancery Court consolidated the three complaints for all purposes under the caption "In re The Student Loan Corp. Derivative Litigation", and designated the "Alan Kahn
v. Citigroup Inc." complaint as the operative pleading. The action remains pending.